Neovasc Comments on European Heart Journal Publication

VANCOUVER and MINNEAPOLIS

Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN) today announced that European Heart Journal - Case Reports has published an article titled, "Implantation of the Coronary Sinus Reducer for Refractory Angina due to Coronary Microvascular Dysfunction in the Context of Apical Hypertrophic Cardiomyopathy - a Case Report." The article is authored by Dr. Kevin Cheng, et al, at the National Heart and Lung Institute Imperial College London, Royal Brompton Hospital, London.

The report details the case of a 42-year-old female suffering from a history of daily angina chest pain. Despite previous coronary stent implantation procedures, her pain was debilitating and frequent. She was taking multiple medications to help address her angina, yet experienced angina pain two to five times per day, with episodes lasting from ten minutes to two hours. A diagnostic angiogram revealed her coronary arteries were not obstructed and blood supply to her heart was normal. The previously placed stents were patent, but her chest pain persisted. The patient was diagnosed with microvascular dysfunction, a disease affecting the small vessels in the heart that disproportionately effects women. She underwent implantation of a Neovasc ReducerTM ("Reducer", CE Marked and under US IDE investigation) at the Royal Brompton Hospital under the supervision of Dr. Ranil de Silva.

A Positron Emission Tomography ("PET") scan was performed before, and six months after the Reducer procedure. The initial PET scan revealed that a portion of her heart muscle was not receiving sufficient blood flow, likely causing her chest pain. The follow-up PET scan, after Reducer implantation, revealed that the area of her heart muscle that previously was not receiving adequate blood flow had improved, correlating with a substantial improvement in her symptoms and quality of life. The follow-up PET scan also documented that blood supply to her heart muscle was normalized, away from areas with more than sufficient blood supply (non-ischemic regions) to the under-supplied, ischemic regions.

"It's extremely gratifying to see patients long-suffering from refractory angina, most of whom have exhausted conventional treatment options, feeling better and improving their quality of life," stated Dr. de Silva. "Microvascular dysfunction is an important and frequently under-recognised cause of angina, with patients frequently experiencing life-limiting symptoms for years before their condition is diagnosed and treated. At the Royal Brompton Hospital, we focus on the management of these patients and are very pleased to provide a treatment that offers hope for appropriately selected patients suffering from the debilitating symptoms associated with this condition." He added, "Cases such as these have motivated us to undertake the REMEDY-PILOT trial, funded by the British Heart Foundation, which will evaluate the effects of the coronary sinus Reducer in patients with coronary microvascular dysfunction."

About Reducer

The Reducer is CE-marked in the European Union for the treatment of refractory angina, a painful and debilitating condition that occurs when the coronary arteries deliver an inadequate supply of blood to the heart muscle, despite treatment with standard revascularization or cardiac drug therapies. It affects millions of patients worldwide, who typically lead severely restricted lives as a result of their disabling symptoms, and its incidence is growing. The Reducer provides relief of angina symptoms by altering blood flow within the myocardium of the heart and increasing the perfusion of oxygenated blood to ischemic areas of the heart muscle. Placement of the Reducer is performed using a minimally invasive transvenous procedure.

While the Reducer is not approved for commercial use in the United States, it is being studied in the COSIRA-II Clinical Trial, and the FDA granted Breakthrough Device designation to the Reducer in October 2018. Breakthrough designation is granted by the FDA in order to expedite the development and review of a device that demonstrates compelling potential to provide a more effective treatment or diagnosis of life-threatening or irreversibly debilitating diseases. In addition, there must be no FDA approved treatments presently available, or the technology must offer significant advantages over existing approved alternatives.

Refractory angina, resulting in continued symptoms despite maximal medical therapy and without revascularization options, is estimated to affect 600,000 to 1.8 million Americans, with 50,000 to 100,000 new cases per year.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures, and markets products for the rapidly growing cardiovascular marketplace. Its products include Reducer, for the treatment of refractory angina, which is under clinical investigation in the United States and has been commercially available in Europe since 2015, and Tiara™, a product under clinical investigation for the transcatheter treatment of mitral valve disease. The company remains committed to the ongoing follow-up of patients in Tiara clinical trials and has paused all other Tiara activities. For more information visit: www.neovasc.com.

Investors

Mike Cavanaugh

ICR Westwicke

Phone: +1.646.877.9641

Mike.Cavanaugh@westwicke.com

Media

Sean Leous

ICR Westwicke

Phone: +1.646.866.4012

Sean.Leous@westwicke.com

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact. When used herein, the words expect, anticipate, estimate, may, will, should, intend, believe, and similar expressions, are intended to identify forward-looking statements. Forward-looking statements contained in the news release may involve, but are not limited to, statements regarding the aims and objectives of the Reducer study, the nature and implications of the results of the Reducer study, the potential commercialization of the Reducer in the United States, the growing incidence of refractory angina, the growth of the cardiovascular marketplace, plans and timeline to undertake the REMEDY-PILOT-trial, including the purpose of such trial. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances.  Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, risks around the Company's ability to continue as a going concern; risks around the Company's history of losses and significant accumulated deficit; risks related to the COVID-19 coronavirus outbreak or other health epidemics, which could significantly impact the Company's operations, sales or ability to raise capital or enroll patients in clinical trials and complete certain Tiara development milestones on the Company's expected schedule; risks relating to the Company's need for significant additional future capital and the Company's ability to raise additional funding; risks relating to the sale of a significant number of Common Shares; risks relating to the possibility that the Company's Common Shares may be delisted from the Nasdaq or the TSX, which could affect their market price and liquidity; risks relating to the Company's conclusion that it did have effective internal control over financial reporting as of December 31, 2021 and 2020 but not at December 31, 2019; risks relating to the Common Share price being volatile; risks relating to the Company's significant indebtedness, and its effect on the Company's financial condition; risks relating to the influence of significant shareholders of the Company over our business operations and share price; risks relating to lawsuits that the Company is subject to, which could divert the Company's resources and result in the payment of significant damages and other remedies; risks relating to claims by third-parties alleging infringement of their intellectual property rights; risks relating to the Company's ability to establish, maintain and defend intellectual property rights in the Company's products; risks relating to results from clinical trials of the Company's products, which may be unfavorable or perceived as unfavorable; risks associated with product liability claims, insurance and recalls; risks relating to use of the Company's products in unapproved circumstances, which could expose the Company to liabilities; risks relating to competition in the medical device industry, including the risk that one or more competitors may develop more effective or more affordable products; risks relating to the Company's ability to achieve or maintain expected levels of market acceptance for the Company's products, as well as the Company's ability to successfully build its in-house sales capabilities or secure third-party marketing or distribution partners; risks relating to the Company's ability to convince public payors and hospitals to include the Company's products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks relating to the extensive regulation of the Company's products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks relating to post-market regulation of the Company's products; risks relating to health and safety concerns associated with the Company's products and industry; risks relating to the Company's manufacturing operations, including the regulation of the Company's manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risks relating to the possibility of animal disease associated with the use of the Company's products; risks relating to the manufacturing capacity of third-party manufacturers for the Company's products, including risks of supply interruptions impacting the Company's ability to manufacture its own products; risks relating to the Company's dependence on limited products for substantially all of the Company's current revenues; risks relating to the Company's exposure to adverse movements in foreign currency exchange rates; risks relating to the possibility that the Company could lose its foreign private issuer status under U.S. federal securities laws; risks relating to the possibility that the Company could be treated as a "passive foreign investment company"; risks relating to breaches of anti-bribery laws by the Company's employees or agents; risks relating to future changes in financial accounting standards and new accounting pronouncements; risks relating to the Company's dependence upon key personnel to achieve its business objectives; risks relating to the Company's ability to maintain strong relationships with physicians; risks relating to the sufficiency of the Company's management systems and resources in periods of significant growth; risks relating to consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; risks relating to the Company's ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers; risks relating to future issuances of equity securities by the Company, or sales of common shares or conversions of convertible notes, and exercise of warrants, options and restricted stock units by our existing security holders, causing the price of the Company's securities to fall; and risks relating to anti-takeover provisions in the Company's constating documents which could discourage a third-party from making a takeover bid beneficial to the Company's shareholders. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Report on Form 20-F for the year ended December 31, 2021, and the Company's Management Discussion and Analysis for the three and nine months ended September 30, 2022 (a copy of which may be obtained at www.sec.gov). The Company has no intention and undertakes no obligation to update or revise any forward-looking statements beyond required periodic filings with securities regulators (copies of which may be obtained at www.sedar.com or www.sec.gov), whether because of new information, future events or otherwise, except as required by law.